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Rebecca Kennedy
Norwest Bank Minnesota, N.A.
11000 Broken Land Parkway
Columbia, Maryland 21044-3562



OFFICER'S CERTIFICATE

The undersigned Officer certifies the following for the fiscal year:

(A) That to the best of this Officer's knowledge, all premiums for each Hazard Insurance Policy, Flood Insurance Policy (if applicable) and Primary Mortgage Insurance Policy (if applicable), with respect to each Mortgaged Property, have been paid and that all such insurance policies are in full force and effect;

(B) That all accrued and due real estate taxes, governmental assessments and any other expenses, that if not paid could result in a lien or encumbrance on any Mortgaged Property, have been paid, or if any such costs or expenses have not been paid with respect to any Mortgaged Property, the reason for the non-payment has been reported to Norwest Bank Minnesota, N.A.;

(C) To the best of this Officer's knowledge, the Servicer has fufilled all of its duties, responsibilities or obligations under these Agreements throughout such year, or if there has been a default or failure of the servicer to perform any of such duties, responsibilities or obligations, a description of each default or failure and the nature and status thereof has been reported to Norwest Bank Minnesota, N.A.;

(D) That this Officer has confirmed that the Fidelity Bond, the Errors and Omissions Insurance Policy and any other bonds required under the terms of the Servicing Agreement, Trust Agreement, Pooling and Servicing Agreement and/or Seller/Servicer Guide are in full force and effect.



Certified By:

/s/Karen Moran
Karen Moran

Vice President
Title

March 29, 1996
Date



      400 E. Main Street, Department 4026, Stockton, California 95290-4026
                        (209) 546-2065 (209) 546-2690 Fax